Exhibit 99.53

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine Receives an Extension to the Maturity Date of its $5M Loan Until 2020

Halifax, Nova Scotia; October 17, 2017 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage immuno-oncology company, today announced that it has received a two-year extension of the maturity of its Province of Nova Scotia loan authorized in 2013. Originally, the maturity date of the loan in the principal amount of $5 million was August 9, 2018. The new maturity date is now August 9, 2020. The annual interest rate remains at the Province’s cost of funds plus 1%.

“Maintaining a strong financial position is a critical step for our organization as we make this important transition into a later-clinical stage life sciences company,” said Pierre Labbé, Chief Financial Officer of Immunovaccine.

“As we approach the anticipated topline data from our Phase 1 clinical trial with Incyte Corporation, and several additional near-term milestones for our lead product candidate, DPX-Survivac, the extension of this loan’s maturity date will allow us to maintain a stronger balance sheet,” said Frederic Ors, Chief Executive Officer of Immunovaccine.

About Immunovaccine

Immunovaccine Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. Immunovaccine develops T cell-activating cancer immunotherapies and other vaccine candidates based on DepoVax™, the Company’s patented platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation assessing lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. The Company is also exploring additional applications of DepoVax, including DPX-RSV, an innovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. Immunovaccine also has ongoing clinical projects to assess the potential of DepoVax to address malaria and the Zika virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

###

Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com